Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.:  333-141485

ULTRAPETROL (BAHAMAS) LIMITED
OFFERING OF COMMON STOCK

Ultrapetrol (Bahamas) Limited (the ‘‘Company’’, ‘‘we’’ or ‘‘us’’) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may contact the underwriter, UBS Investment Bank, at (212) 821-3884 to request that a prospectus be mailed to you. The information in this Issuer Free Writing Prospectus supplements and should be read together with the information contained in our preliminary prospectus dated April 3, 2007 (the ‘‘Preliminary Prospectus’’), which forms a part of the registration statement on Form F-1 (Commission File No. 333-141485).

On April 19, 2007, we finalized the terms of our offering of our common stock, as set forth below. This resulted in changes to certain other information in the Preliminary Prospectus, which we highlight on the following pages.

Public offering price	$19.00 per share.
Common shares offered by us	5,096,078.
Common shares offered by the selling shareholders	5,903,922.
Over-allotment option	1,650,000 shares from one of our selling shareholders.
Net proceeds to the Company	$91.4 million.
Net proceeds to the selling shareholders (Without regard to their expenses or any reimbursement thereof by the underwriters)	$106.6 million (assuming no exercise of over-allotment).
$136.3 million (assuming full exercise of over-allotment option).
Expected settlement date	April 25, 2007.
Common shares outstanding after the offering	33,443,030.
Market price of our common stock	On April 19, 2007, the last reported sale price on the Nasdaq Global Market for our common stock was $19.62 per share, the high sale price was $20.15 per share, and the low price was $19.12 per share.

Use of proceeds

We estimate the net proceeds to us of this offering will be approximately $91.4 million after deducting the underwriters’ discount and the estimated expenses payable by us related to this offering. These estimates are based on a public offering price of $19.00 per share.

We expect to use the net proceeds of this offering in the following manner:

→	$13.8 million to replace cash on hand used to fund the Otto Candies Acquisition, including related expenses;

→	$43.3 million to fund construction costs of the two new PSVs being built in India, including $8.7 million to replenish cash on hand used to fund the first advance under the construction contracts and $34.6 million to be held as working capital to fund the balance of the construction costs;

→	$12.0 million to fund the expansion of the capacity of our shipyard in the Hidrovia Region for construction of new barges; and

→	the remainder for general corporate purposes.

We will use some of the proceeds of this offering for general corporate or working capital purposes. See ‘‘Risk factors — Risks related to our company — We may use the proceeds of this offering for general corporate purposes with which you may not agree’’ for a discussion of the risks associated with our use of the proceeds.

We estimate that the net proceeds to the selling shareholders of this offering will be approximately $106.6 million ($136.3 million if the underwriters exercise their over-allotment option in full) after deducting the underwriters’ discounts but without regard to their expenses or any reimbursement thereof by the underwriters. We will not receive any proceeds of the offering received by the selling shareholders. See ‘‘Principal and selling shareholders.’’

Capitalization

The following table sets forth our consolidated capitalization at December 31, 2006:

→	on an actual basis;

→	as adjusted for certain subsequent events giving effect to (i) our repayment of $25.3 million of our indebtedness owing to DVB NV, (ii) our incurrence of $61.3 million of indebtedness under our loan agreement with DVB AG, (iii) our incurrence of $13.6 million of indebtedness under our loan agreement with Natixis, (iv) our payment of $15.3 million to fund the balance of the purchase price of our vessel Alejandrina, (v) our payment of $8.7 million as the first advance for the construction of our PSVs in India, and (vi) our payment of $13.8 million for the acquisition price and related expenses for the Otto Candies Acquisition; and

→	further adjusted to give effect to our issuance and sale of 5,096,078 shares of common stock in this offering at an offering price of $19.00 per share, and the application of the net proceeds therefrom as described under ‘‘Use of Proceeds’’.

You should read this table in conjunction with the information in the sections entitled ‘‘Use of proceeds,’’ ‘‘Management’s discussion and analysis of financial condition and results of operations,’’ ‘‘Selected financial and other data’’ and ‘‘Description of credit facilities and other indebtedness’’ and our historical consolidated financial statements, together with the respective notes thereto, included elsewhere in this prospectus.

	At December 31, 2006
	Actual	As Adjusted for Subsequent Events	As Adjusted for Subsequent Events and this Offering
	(Dollars in thousands)
Cash and cash equivalents	$20,648	$32,412	$77,209
Cash to fund remaining PSV construction costs in India	—	—	34,640
Total cash	20,648	32,412	111,849
Long term financial debts (including current portion)	38,994	13,694	13,694
2014 Senior Notes	180,000	180,000	180,000
New DVB bank loan	—	61,306	61,306
Natixis loan		13,616	13,616
Total debt(a)	218,994	268,616	268,616
Minority interest	3,091	3,091	3,091
Shareholders’ equity:
Common stock(b)	283	283	334
Additional paid-in capital(c)	173,826	173,826	265,212
Accumulated earnings (deficits)	5,231	5,231	5,231
Accumulated other comprehensive income	89	89	89
Total shareholders’ equity	179,429	179,429	270,866
Total capitalization	$401,514	$451,136	$542,573

(a)	The total debt amounts presented in this table do not include accrued interest, an item included in the calculation of total debt used elsewhere in this prospectus, amounting to $1.7 million in Actual and each of the As Adjusted columns.
(b)	28,346,952 issued and outstanding shares, par value $0.01, actual and as adjusted for subsequent events and 33,443,030 issued and outstanding shares as adjusted for subsequent events and this offering.
(c)	Estimated underwriting discounts and commissions and offering expenses of $5.4 million have been deducted from the gross proceeds of the sale of shares pursuant to this offering.

Principal and selling shareholders

The following table sets forth information regarding the selling shareholders, shareholders known to us to own more than five percent of our common stock and directors and executive officers as a group, as of the date of this prospectus, and after giving effect to this offering. The address of each of the shareholders set forth below is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

	Prior to this Offering				After this Offering
Name	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned	Voting Percentage(1)	Shares Sold in this Offering(2)	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned	Voting Percentage(1)
Solimar Holdings Ltd.(3)(4)(5)	9,819,048	34.5%	56.4%	5,044,974	4,774,074	14.2%	36.1%
Inversiones Los Avellanos S.A.(4)(6)(7)	5,594,624	19.7%	28.6%	156,948	4,735,676	14.2%	37.0%
Hazels (Bahamas) Investments Inc.(4)(6)	702,159	2.5%	4.1%	702,000	159	0.0%	0.0%
All directors and executive officers as a group(6)(8)	5,941,576	21.0%	32.9%	858,948	5,082,628	15.2%	37.4%

(1)	Solimar, Los Avellanos and Hazels are each entitled to seven votes for each share of our common stock that they hold, and all other holders of our common stock are entitled to one vote for each share of common stock held.
(2)	If the underwriters exercise in full their over-allotment option, Solimar will sell 1,650,000 additional shares of common stock.
(3)	Solimar is a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund L.P., a Bermuda limited partnership.
(4)	Solimar, Los Avellanos and Hazels have entered into an agreement pursuant to which they have agreed to vote their respective shares together in all matters where a vote of our shareholders is required. See ‘‘Related party transactions.’’
(5)	Includes warrants held by Solimar which entitle it to purchase up to 146,384 shares at an exercise price of $6.83 per share.
(6)	Los Avellanos and Hazels are controlled by members of the Menendez family, including Felipe Menendez R., our President, Chief Executive Officer and a director, and Ricardo Menendez R., our Executive Vice President and a director. The sole shareholder of Los Avellanos is SIPSA S.A., and Hazels is a wholly-owned subsidiary of Los Avellanos.
(7)	Includes shares owned by Hazels, a wholly-owned subsidiary of Los Avellanos.
(8)	Includes 310,000 shares of restricted stock issued to companies controlled by our chief executive officer, executive vice president and chief financial officer and 36,952 shares of restricted stock issued to our non-executive directors. Does not include 348,750 shares of common stock issuable upon exercise of options granted to companies controlled by our chief executive officer, executive vice president and chief financial officer, as those options have not yet vested.